UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A., a company organized under the laws of Panama (together with its subsidiaries, the “Company”), recently became aware that it is presently subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Company’s parent company, Synergy Aerospace Corp. (“Synergy”), of approximately 78% of the Company’s voting common shares (the “Share Transfer”) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (“BRW”). Synergy formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United Airlines.

Having become aware that as a consequence of the ownership change the Company is considered a person subject to U.S. jurisdiction by OFAC, the Company engaged outside counsel to conduct a review aimed at identifying any potential violations of U.S. sanctions regulations. As a result of this review, the Company identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U.S. Cuban Assets Control Regulations (the “CACR”) during the period following the Share Transfer. During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an immaterial amount of the Company’s gross revenues.

On September 25, 2019, the Company submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations. The Company also plans to submit to OFAC a request for specific authorization for its subsidiary airlines to continue to conduct flights to and from Cuba during a wind-down period or until such time as the Company is no longer subject to the CACR. There can be no assurance that such request will be granted.

The Company is committed to fully cooperating with OFAC, but it is too early to predict what action OFAC may take in this regard (including sanctions and fines) and what effect such action could have on the Company’s reputation, business, financial position or results of operations.

This Report on Form 6-K is incorporated by reference into the Company’s Exchange Offer Memorandum and Consent Solicitation Statement, dated August 14, 2019, as supplemented, in respect of the Company’s previously reported offer to exchange any and all of its 8.375% Senior Notes due 2020 for newly issued 8.375% Senior Secured Notes due 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary General